**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 15, 2015
(Correcting Order Dated May 18, 2015)**

**ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933**

**Aveo Pharmaceuticals, Inc.
File No. 333-163778 - CF #32226**

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        Aveo Pharmaceuticals, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 16, 2009.

        Based on representations by Aveo Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.27   through March 19, 2018

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Sectretary